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Exhibit (a)(2)(xl)

RE:
Aventis Pharmaceuticals Savings Plan (Plan) Aventis ADR Fund (Aventis Fund)

Dear Aventis Fund Participant:

        You are receiving this mailing because as of June 1, 2004, a portion of your Plan account was invested in the Aventis Fund. T. Rowe Price, the Plan trustee, has received offering materials for Aventis ADRs in connection with Sanofi-Synthelabo's (Sanofi) revised exchange offer for Aventis shares (Revised Offer).

        The purpose of this mailing is to provide you with the opportunity to instruct T. Rowe Price whether to tender the shares with represented by your interest in the Aventis Fund in response to the Revised Offer.

        These instructions apply only to your interest in the Aventis Fund. You will receive separate tender offer materials for any other Aventis shares/ADRs you may own.

        Enclosed are the following materials:

    •
    Sanofi Prospectus Supplement

    •
    Letter to Aventis Shareholders and Information for Aventis Shareholders

    •
    Frequently Asked Questions

    •
    Revised Exchange Offer Instruction Form and pre-addressed, postage paid envelope

        Please read all of the enclosed materials carefully before submitting your instructions. To submit your instructions to T. Rowe Price, complete in its entirety the enclosed Revised Exchange Offer Instruction Form (the green card) and mail it to T. Rowe Price, P.O. Box 9142, Hingham, MA 02043-9964, or go to www.401kproxy.com/aventis and complete the entire process as instructed therein. Please note that using the website will provide confirmation of your instructions at your request at the end of your on-line process. Instructions received by mail will not be confirmed with a corresponding response.

        T. Rowe Price must RECEIVE your instructions by 12:00 Noon, EDT, June 25, 2004, unless the Revised Offer is extended. If you submit more than one instruction, T. Rowe Price will follow the last instruction RECEIVED by this deadline.

        All instructions received previously by T. Rowe Price in response to Sanofi's original offer are now NULL AND VOID and have been DISCARDED. If you wish to tender your ADRs and receive the "standard election" consideration, you need not take any action. All ADRs for which no instructions are received will be tendered by T. Rowe Price for the "standard election" consideration. If you wish NOT to tender your ADRs, or if you wish to choose consideration in a form other than the "standard election", you must submit instructions.

        PLEASE NOTE: IF YOU DO NOT RESPOND BY THE DEADLINE, OR IF YOUR INSTRUCTIONS ARE DEFECTIVE, T. ROWE PRICE WILL TENDER YOUR AVENTIS ADRs (that is, accept the Revised Offer from Sanofi) BY DEFAULT.

        If you have any questions regarding this process (or would like to receive any of the above-listed materials in printed form), please call the T. Rowe Price Plan Account Line at 800-839-1907.

Sincerely,

Terry King, Chairman	Helen M. Hefner, Chairman

Aventis Pharmaceuticals Savings	Aventis Retirement Plan

Investment Committee	Administrative Committee

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  Exhibit (a)(2)(xl)